                                                                   Exhibit 99.30




                                   TRANSITION
                                   THERAPEUTICS INC.




                                   BUILDING A
                                   SUSTAINABLE
                                   BIOTECH COMPANY


                                   2ND QUARTER RESULTS 2006

To Our Shareholders

The second quarter of fiscal 2006 has included a number of keys events which have strengthened Transition both in the immediate and long-term. During the three months ended December 31, 2005 and up to the date of this letter, the Company achieved the following significant milestones:

o Announced preliminary data from the exploratory Phase IIa trial for its lead diabetes regenerative therapy, E1-I.N.T.(TM) in type I diabetes patients. Three of the first four patients completing the 4 week treatment period showed a 35-75% reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses;

o Completed an offering for 15,575,000 common shares at a price of $0.69 per common share for gross proceeds of $10,746,750. The Company incurred total share issuance costs on the offering of $1,041,706, resulting in net cash proceeds of $9,705,044;

o Acquired from Protana Inc. ("Protana") the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. As part of this acquisition, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. During the three-month period ended December 31, 2005, the Company completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. In addition, development plans are being formulated for the advancement of the lead molecules for cancer and osteoporosis;

o In December 2005, an Investigational New Drug Application (IND) was submitted to the FDA for a Phase I clinical trial for the AZD-103 compound, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease;

o Increased its equity position in Ellipsis Neurotherapeutics Inc. ["ENI"] to 33.2%. Under the terms of the ENI agreement, the Company issued 4,000,000 Exchange Rights which entitled certain ENI shareholders to convert one ENI common share to 0.8264 common shares of the Company, until they expired on February 4, 2006. On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.


UPDATE ON PHASE IIA CLINICAL TRIALS FOR E1-I.N.T.(TM)

In December, 2005, the Company announced an update on the ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I and type II diabetes patients as well as blinded safety and efficacy data for the type I diabetes clinical study. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favourable safety profile when the therapy was titrated to maximal doses.

These reductions of daytime insulin usage are evident after the 28-day treatment period and peak between 1-2 months post-treatment. During this period, these patients have maintained stable blood glucose control as measured by glycosolated hemoglobin levels (HbA1c). These early efficacy findings in type I diabetes patients are consistent with effects demonstrated in diabetes animal models where maximal levels of regeneration were observed 3-6 weeks post-treatment.

These early data, while preliminary, are very encouraging and represent an important step in the development of the first diabetes regenerative therapy at Transition. Now with some early signs of efficacy, we can begin our planning for future clinical trials to optimize the E1-I.N.T.(TM) therapy. We share the view of many leaders in diabetes research that any therapy that can reduce or eliminate insulin usage by diabetics would have a significant impact on the management of the disease.

To Our Shareholders

OUTLOOK

Looking ahead, we continue to enrol patients towards completion of our multiple clinical trials underway, evaluating Transition's lead products in patients with type I and II diabetes, MS and hepatitis C.

The lead Alzheimer's disease product, AZD-103 will be developed in an expedited manner by performing the phase II enabling toxicity studies in parallel with the phase I studies. As well, Transition has begun to leverage its Optimol(TM) lead discovery technology, to identify and generate high-value drug candidates to replenish the development pipeline and provide additional opportunity for partnership with major pharmaceutical companies.

We look forward to updating the shareholders on the advancement of these many important initiatives.





/s/ Dr. Tony Cruz
Dr. Tony Cruz
Chairman and CEO
Transition Therapeutics Inc.









                                                                               2

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2005 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the three-month and six-month periods ended December 31, 2005 as compared to the three-month and six-month periods ended December 31, 2004. This review was performed by management with information available as of February 13, 2006.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company has two lead technologies, Islet Neogenesis Therapy ("I.N.T.(TM)") for the treatment of diabetes and Interferon Enhancing Therapy for the treatment of multiple sclerosis ("MS") and hepatitis C. These technologies have resulted in four lead products: E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of MS and HCV-I.E.T. for the treatment of hepatitis
C. Also, in conjunction with Ellipsis Neurotherapeutics Inc., the Company, is developing an Alzheimer's disease lead product

MANAGEMENT'S DISCUSSION AND ANALYSIS

AZD-103, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development, such as those with employees, collaborators, or other third parties, will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.


3


GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY (continued)

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During the six-month period ended December 31, the Company achieved the following significant milestones:

     - Announced an update on the ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I and type II diabetes patients as well as blinded safety and efficacy data for the type I diabetes clinical study. E1-I.N.T.(TM) is a short course combination therapy aimed at stimulating the regeneration of the body's insulin-producing cells, called islet cells. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favourable safety profile when the therapy was titrated to maximal doses;

     - Acquired from Protana Inc. ("PROTANA"), the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. As part of this acquisition, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. During the three-month period ended December 31, 2005, the Company completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead

MANAGEMENT'S DISCUSSION AND ANALYSIS
          molecules. In addition, development plans are being formulated for the advancement of the lead molecules for cancer and osteoporosis;

     - In December 2005, an Investigational New Drug Application (IND) was submitted to the FDA for a Phase I clinical trial for the AZD-103 compound, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease;

     - Commenced patient enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C;

     - Received the first anniversary payment of $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc. To date, Transition has received $800,000 in cash payments and is entitled to anniversary payments totaling $2.7 million over the next three years plus royalties on product sales;

     - Published positive preclinical efficacy data with lead regenerative product E1- I.N.T.(TM) in the September issue of the journal, "Diabetes";

     - A study demonstrating E1-I.N.T.(TM) can stimulate the regeneration of human islet cells implanted into mice, was published in abstract form in the September issue of the "Canadian Journal of Diabetes".

     - The Company was issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including the hepatitis C virus.

Subsequent to the quarter end, the Company:

     - Completed an offering for 15,575,000 common shares at a price of $0.69 per common share for gross proceeds of $10,746,750. The Company incurred total share issuance costs on the offering of $1,041,706, resulting in net cash proceeds of $9,705,044;

     - Increased its equity position in Ellipsis Neurotherapeutics Inc. ["ENI"] to 33.2%. Under the terms of the ENI agreement dated November 4, 2004, the Company issued 4,000,000 Exchange Rights which entitled certain ENI shareholders to convert one ENI common share to 0.8264 common shares of the Company, until they expired on February 4, 2006. On January 27, 2006, 1,500,000 Exchange Rights


4


RECENT ACHIEVEMENTS (continued)


          were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

The Company's cash and cash equivalents were $11,695,384 at December 31, 2005, and the net working capital position was $12,995,524. Subsequent to the end of the second

MANAGEMENT'S DISCUSSION AND ANALYSIS

quarter, the Company completed a common share offering, resulting in net cash proceeds of $9,705,044. In light of the financing, the Company currently believes that it has adequate financial resources for anticipated expenditures for the next 18 to 24 months.

STRATEGIC ACQUISITION

Effective November 1, 2005, the Company acquired certain assets of Protana Inc., a private company. Included in the assets acquired is the Optimol(TM) technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Prior to the acquisition management determined that certain assets (the "IDENTIFIED ASSETS") were not consistent with the Company's corporate strategy and has decided to sell the identified asset. Under the terms of the agreement, the net proceeds received from the sale of the identified assets will be split equally with a group of specified creditors.

Under the terms of the agreement the assets were purchased from Protana in exchange for $3.0 million cash, assumption of approximately $3.0 million long-term debt secured by the acquired equipment [U.S. $2,543,372], and two million common shares valued at $1.46 million based on the weighted average closing share price for the period beginning three days prior to the transaction date of November 1, 2005 and ending three days thereafter.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies, as well as the Alzheimer's program are described below.

I.N.T.(TM) FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products in partnership with Novo Nordisk, E1- I.N.T.(TM) and GLP1- I.N.T.(TM).

MANAGEMENT'S DISCUSSION AND ANALYSIS

Transition has commenced enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the Food and Drug Administration ("FDA") and are proceeding at multiple clinical sites in the U.S.


5


LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total US $48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed I.N.T.(TM) technology.

To date, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,302,449 (US $2,000,000). Of this total, $1,968,580 (US $1,500,000) has been recorded as deferred revenue and will be recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the three-month period ended December 31, 2005 [three-month period ended December 31, 2004 - $32,811] and $65,622 for the six-month period ended December 31, 2005 [six-month period ended December 31, 2004 - $43,748]

As at June 30, 2005, the Company had received an additional $333,869 (US $265,908) for expenditures relating to a joint research program that has been recorded as deferred revenue until the corresponding research expenses are incurred. During the three-month period ended December 31, 2005, the Company paid joint research expenses of $98,815, resulting in an ending balance of $235,054 (US $182,870) in deferred revenue relating to future joint research expenses.

In addition, under the terms of an agreement between the Company and the General Hospital Corporation ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [US $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement.

E1-I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has commenced enrolment for its exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the Food and Drug Administration ("FDA") and are proceeding at multiple clinical sites in the US. These two clinical trials will be evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In December, 2005, the Company announced an update on the ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I and type II diabetes patients as well as blinded safety and efficacy data for the type I diabetes clinical study. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses. The reporting of trial data from both studies is expected in mid year calendar 2006.

Transition will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk has agreed to retroactively reimburse the Company for costs incurred.


                                                                               6


GLP1-I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development in partnership with Novo Nordisk.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the three-month and six-month periods ended December 31, 2005, the Company incurred direct research and development costs for this program as follows:

                                    THREE-MONTH PERIOD ENDED   SIX-MONTH PERIOD ENDED
                                      DECEMBER 31, 2005 (1)     DECEMBER 31, 2005 (1)
                                    ------------------------   -----------------------
Clinical studies                            $625,536                  $  907,964
Manufacturing and inventory usage           $134,751                  $  504,374
Other direct research                       $ 44,881                  $   62,211
                                            --------                  ----------
TOTAL                                       $805,168                  $1,474,549
                                            ========                  ==========

Notes:

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

I.E.T. FOR MS AND HEPATITIS C

GENERAL

Interferon Enhancing Therapy ("I.E.T.") is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T., which is currently in a Phase II study in patients with MS, and HCV-I.E.T. for hepatitis C, which is currently in a Phase I/II clinical trial in patients with hepatitis C.

MS-I.E.T. FOR MS

MS is a complex and progressive disease of the central nervous system in which the protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain and a loss of motor function. According to the US National MS Society and the

MANAGEMENT'S DISCUSSION AND ANALYSIS

Multiple Sclerosis International Federation, MS affects one in 1,000 individuals in the US and Europe; and an estimated 2.5 million individuals worldwide. Patients diagnosed with MS are typically between 20 to 40 years of age with the majority being female. Due to the chronic nature of the disease, MS patients need chronic treatment.

Interferon-based products are one of the primary therapeutic options for the treatment of MS and are used to slow disease progression and palliate symptoms. However, these treatments are not effective in all patients, may have limited duration of benefit and possess a side effect profile that reduces utility. Interferon-based products for MS have annual sales in excess of US $3.4 billion representing approximately 70% of the MS therapeutic market.

To enhance the efficacy of interferon alone, the Company has developed MS-I.E.T., its first Interferon Enhancing Therapy product, which is the combination of the Company's EMZ701 and interferon-(beta). In pre-clinical studies, Transition has demonstrated that MS-I.E.T. is significantly more effective than interferon-(beta) alone in reducing both symptoms and pathologies associated with MS in multiple animal models. In a Phase I clinical trial, Transition's EMZ701 was well tolerated with a good safety profile.


7

MS-I.E.T. FOR MS (continued)

In fiscal 2005, Transition commenced enrolment in a Phase II clinical trial for MS-I.E.T. The Phase II study will enroll 40 relapsing/remitting MS patients currently on interferon-(beta) therapy showing renewed disease activity as evidenced by magnetic resonance imaging ("MRI") changes. After monitoring MRI activity for 12 weeks while on interferon-(beta) therapy alone, patients will receive weekly EMZ701 treatments in addition to their standard interferon-(beta) therapy for 24 weeks. The reporting of clinical data for this trial is expected in mid year fiscal 2007.

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

Transition has expanded its Interferon Enhancing Therapy to include a second product, HCV-I.E.T, which is indicated for the treatment of hepatitis C. HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. EMZ702 has an excellent safety profile and the combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(alpha) and ribavirin alone.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial is designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients.

The Phase I/II study is being conducted in centres across Canada. Patients receive twice-weekly treatments of EMZ702 administered in combination with standard interferon-(alpha) and ribavirin therapy for a period of 12 weeks. Among many endpoints, the primary efficacy endpoint will be the reduction of HCV RNA viral load, a clinical endpoint indicative of positive response to therapy. Transition expects to report trial data in the fourth quarter of fiscal 2006.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the three-month and six-month periods ended December 31, 2005, the Company incurred direct research and development costs for this program as follows:

                                    THREE-MONTH PERIOD ENDED   SIX-MONTH PERIOD ENDED
                                      DECEMBER 31, 2005 (1)     DECEMBER 31, 2005 (1)
                                    ------------------------   ----------------------
Clinical studies                            $ 188,069                  $316,644
Manufacturing and inventory usage           $  87,264                  $184,172
Other direct research                       $   5,882                  $ 12,497
                                            ---------                  --------
TOTAL                                       $ 281,215                  $513,313
                                            =========                  ========

Notes:

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.


                                                                               8


ENI'S ALZHEIMER PROGRAM

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease. During the first quarter of fiscal 2006, this interest increased to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%. Subsequent to December 31, 2005, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of Exchange Rights, further increasing its interest in ENI to 33.2%.

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily

MANAGEMENT'S DISCUSSION AND ANALYSIS
activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S. $100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

DRUG DISCOVERY INITIATIVES

As part of the recent acquisition of the Optimol(TM) drug discovery technology, Transition has assumed a series of drug discovery programs and acquired lead molecules to cancer and osteoporosis targets. During the quarter, Transition completed an evaluation of these programs and has prioritized drug discovery activities to accelerate the identification and optimization of novel lead molecules. In addition, development plans are being formulated for the advancement of the lead molecules for cancer and osteoporosis.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stage of development of the Company's two lead programs and ENI's Alzheimer program (of which Transition holds a 33.2% equity interest) are illustrated below:

MANAGEMENT'S DISCUSSION AND ANALYSIS

ISLET NEOGENESIS THERAPY (I.N.T.(TM))
DIABETES

                                     (CHART)

INTERFERON ENHANCING THERAPY (I.E.T.)
MULTIPLE SCLEROSIS

                                     (CHART)

HEPATITIS C

                                     (CHART)

DISEASE-MODIFYING SMALL MOLECULES
ALZHEIMER'S DISEASE

                                     (CHART)

In addition to rapidly advancing the clinical development of its products, Transition also remains focused on pursuing partnership discussions for its two I.E.T. products and seeking out opportunities to collaborate with other pharmaceutical and biotech companies to identify novel small molecule drug candidates utilizing Transition's Optimol drug discovery technology.

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED DECEMBER 31, 2005

RESULTS OF OPERATIONS

For the three-month period ended December 31, 2005, the Company recorded a net loss of $5,307,972 ($0.04 per common share) compared to a net loss of $3,660,041 ($0.03 per common share) for the three-month period ended December 31, 2004. For the six-month period ended December 31, 2005, the Company recorded a net loss of $9,630,260 ($0.08 per common share) compared to a net loss of $6,203,482 ($0.06 per common share) for the six-month period ended December 31, 2004. These increases were primarily due to an increase in research and development expenses, as well as, a decrease in recovery of future income taxes and the recognition of equity losses relating to ENI and SCT, partially offset by an increase in revenues resulting from management services provided to ENI.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses increased to $2,337,439 for the three-month period ended December 31, 2005 from $1,155,817 for the three-month period ended December 31, 2004. For the six-month period ended December 31, 2005, research and development expenses increased to $3,817,133 from $1,914,669 for the same period in fiscal 2004. This increase was primarily the result of an increase in clinical program expenses relating

MANAGEMENT'S DISCUSSION AND ANALYSIS

to the Company's I.E.T. and I.N.T.(TM) on-going clinical trials as well as the increase in costs relating to the lead discovery system purchased from Protana.

The Company anticipates that research and development expenses will increase during the third quarter of fiscal 2006 as it continues the clinical trial for E1- I.N.T.(TM) in patients with type I and type II diabetes; the Phase I/II clinical trial for HCV-I.E.T. in patients with Hepatitis C; enroll patients in the MS-I.E.T. Phase II clinical trial and continues to identify lead compounds utilizing Transition's newly acquired drug discovery technology.


                                                                              10


GENERAL AND ADMINISTRATIVE

General and administrative expenses decreased to $754,431 for the three-month period ended December 31, 2005 from $788,863 for the three-month period ended December 31, 2004. For the six-month period ended December 31, 2005, general and administrative expenses increased slightly to $1,446,744 from $1,389,807 for the same period in fiscal 2004. The Company anticipates that general and administrative expenses will remain consistent in the third quarter of fiscal 2006.

AMORTIZATION

Amortization for the three-month period ended December 31, 2005, was $2,189,652 as compared to $2,016,722 for the three-month period ended December 31, 2004. For the six-month period ended December 31, 2005, amortization was $4,199,983 as compared to $4,174,301 for the same period in fiscal 2004. The increase in amortization primarily resulted from amortization of the capital assets, technology and workforce acquired from Protana.

INTEREST INCOME, NET

Interest income for the three-month period ended December 31, 2005, was $86,692 as compared to $138,925 for the three-month period ended December 31, 2004. For the six-month period ended December 31, 2005, interest income was $180,476 as compared to $243,430 for the same period in fiscal 2004. These decreases primarily resulted from decreased cash balances and interest expense resulting from the long-term debt obligation assigned in conjunction with the purchase of assets from Protana. Interest income is expected to increase in the third quarter of fiscal 2006 due to the offering which was completed subsequent to December 31, 2005 in which cash proceeds of $9,705,044 were raised.

CAPITAL EXPENDITURES

During the three-month period ended December 31, 2005, the Company reversed capital expenditures reported in the first quarter in the amount of $17,471 resulting from a negotiated reduction in leasehold improvement costs at the Company's new office facilities. This compares to capital expenditures of $101,247 for the three-month period

MANAGEMENT'S DISCUSSION AND ANALYSIS
ended December 31, 2004. During the six-month period ended December 31, 2005, the Company's capital expenditures were $85,120, as compared to $103,666 for the six-month period ended December 31, 2004. The expenditures during the first half of fiscal 2006 were primarily for computer equipment and capital expenditures relating to the relocation of the Company's office facilities. The Company does not presently anticipate any material increase in capital expenditures during the third quarter of fiscal 2006.

SCT ANNIVERSARY PAYMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

During the first quarter of fiscal 2006, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.


11


ENI

Effective November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Through leading the development of the ENI products, the Company will have the potential to earn up to 1,600,000 ENI common shares, over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned will be recorded as revenue at the time the milestone is achieved.

During the first quarter of fiscal 2006, the Company increased its interest in ENI to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%. Subsequent to December 31, 2005, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of Exchange Rights, further increasing their interest in ENI to 33.2%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at December 31, 2005.

                                   FIRST       SECOND        THIRD       FOURTH
                                  QUARTER      QUARTER      QUARTER      QUARTER
                                ----------   ----------   ----------   ----------
2006
Revenue                         $  114,901   $  190,651
Net loss (1)                    $4,322,288   $5,307,972
Basic and fully diluted
net loss per Common Share (2)   $     0.04   $     0.04

2005
Revenue                         $   10,937   $   32,811   $   32,811   $   32,811
Net loss (1)                    $2,543,441   $3,660,041   $3,504,427   $4,515,199
Basic and fully diluted
net loss per Common and
Class B Share (2)               $     0.02   $     0.03   $     0.03       $ 0.04

2004
Revenue                                                   $       --   $       --
Net loss (1)                                              $2,985,493   $2,706,956
Basic and fully diluted
net loss per Common and
Class B Share (2)                                         $     0.03   $     0.03

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December, 2004.

The fluctuations of Transition's quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology acquired through the acquisition of SCT, recognition of equity losses relating to ENI and SCT, changes in the recovery of future income taxes, expensing of stock options and the growth of the Company's management team.


                                                                              12


DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

As at December 31, 2005, Transition's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Transition's disclosure controls and procedures are effective.

MANAGEMENT'S DISCUSSION AND ANALYSIS

There have been no significant changes in Transition's internal control over financial reporting during the six-month period ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect Transition's internal control over financial reporting other than improving segregation of duties resulting from the recruitment of a Director of Finance for the newly created position at the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company's critical accounting estimates are as described in the Company's annual MD&A, which can be found on SEDAR at www.sedar.com.

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

Other than the following, the Company has not adopted any new accounting policies during the six-month period ended December 31, 2005.

OTHER ASSETS

Other assets consist of workforce and patents. Workforce has been recorded at cost and is being amortized on a straight line basis over 5 years. Once patent applications have been approved, patent costs will be amortized over the estimated useful life of the patents, which is 5 years.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, licensing fees and management fees relating to ENI. The Company has incurred a cumulative deficit to December 31, 2005 of $56,116,350. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits and short-term investments.

The Company's cash, cash equivalents, and short-term investments and the Company's working capital position were $11,695,384 and $12,995,524, respectively, at December 31, 2005, down significantly from June 30, 2005 balances of $20,598,969 and $20,284,440, respectively. The decrease is primarily the net result of the $3,109,756 cash payment made to purchase assets of Protana Inc. and expenditures incurred during the six-month period ended December 31, 2005, partially offset by the first anniversary

MANAGEMENT'S DISCUSSION AND ANALYSIS
payment received from SCT of $475,000. The Company currently believes that it has adequate financial resources for anticipated expenditures for the next 18 to 24 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the


13


OVERVIEW (continued)

Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

During the six-month period ended December 31, 2005, 22,902 stock options were exercised, resulting in cash proceeds of $8,016. Subsequent to December 31, 2005, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per common share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,041,706, resulting in net proceeds of $9,705,044.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at February 13, 2006 the Company had 138,933,579 common shares outstanding.

SHARE PURCHASE WARRANTS

The following is a summary of the share purchase warrants outstanding as at February 13, 2006:

                                        NUMBER OUTSTANDING   EXERCISE PRICE
    ISSUE DATE         EXPIRY DATE              (#)                ($)
    ----------      -----------------   ------------------   --------------
February 24, 2004   February 24, 2006        1,384,615            $1.00

MANAGEMENT'S DISCUSSION AND ANALYSIS

Each share purchase warrant entitles the holder, upon exercise and full payment of the exercise price, to acquire one common share of the Company until they expire on February 24, 2006. At February 13, 2006, on an if-converted basis, these share purchase warrants would result in the issuance of 1,384,615 common shares for aggregate proceeds of $1,384,615.

STOCK OPTIONS

As at February 13, 2006, the Company has 3,080,665 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $2.40 and expiry dates ranging from February 27, 2006 to December 21, 2010. At February 13, 2006, on an if-converted basis, these stock options would result in the issuance of 3,080,665 common shares at an aggregate exercise price of $3,383,825.

RISKS AND UNCERTAINTIES

The Company's risks and uncertainties are as described in the Company's annual MD&A, which can be found on SEDAR at www.sedar.com.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                                          DECEMBER 31,     JUNE 30,
                                                                             2005            2005
                                                                                $             $
                                                                          ------------   -----------
ASSETS
CURRENT
Cash and cash equivalents [note 5]                                         11,695,384      6,598,221
Short-term investments                                                             --     14,000,748
Receivables                                                                   109,659        170,116
Investment tax credits receivable [note 6]                                    741,339        566,339
Research inventory                                                          1,111,623        709,444
Prepaid expenses                                                              866,281        275,365
Assets held for sale [note 3]                                               3,119,347             --
Deposits                                                                      125,430        132,159
                                                                          -----------    -----------
TOTAL CURRENT ASSETS                                                       17,769,063     22,452,392
Long-term research inventory                                                1,128,113      1,872,643
Deferred charges                                                              427,083        125,040
Capital assets, net [note 7]                                                2,136,933        453,166
Technology [note 8]                                                        10,914,096     12,310,463
Other assets [note 9]                                                       1,059,629             --
Investment in ENI [note 10]                                                 2,353,975      2,121,566
Assets transferred under contractual arrangement [note 11]                    288,541      1,128,461
                                                                          -----------    -----------
                                                                           36,077,433     40,463,731
                                                                          ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                                    3,255,653      2,150,933
Current portion of long-term debt [note 12]                                 1,500,195             --
Current portion of deferred revenue                                           366,292        465,107
Current portion of obligation under capital leases                             17,691         17,019
                                                                          -----------    -----------
TOTAL CURRENT LIABILITIES                                                   5,139,831      2,633,059
Deferred revenue                                                            1,662,349      1,727,972
Long-term debt [note 12]                                                    1,221,100             --
Liability to ENI subject to guaranteed share value obligation [note 10]       778,000        820,900
Liabilities transferred under contractual arrangement [note 11]                34,539         34,539
Obligation under capital leases                                                39,775         48,791
Leasehold inducement                                                           51,444             --
                                                                          -----------    -----------
TOTAL LIABILITIES                                                           8,927,038      5,265,261
                                                                          -----------    -----------
Commitments [note 16]
Guarantees [note 17]
Subsequent events [note 18]
SHAREHOLDERS' EQUITY
Share capital
   Common shares [note 13[b]]                                              78,725,051     77,254,351
   Contributed surplus [note 13[d]]                                         3,179,465      2,811,966
   Stock options [note 13[d]]                                                 487,614        743,628
   Warrants [note 13[c]]                                                      486,615        486,615
   Exchange Rights [note 13[e]]                                               388,000        388,000
Deficit                                                                   (56,116,350)   (46,486,090)
                                                                          -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                                 27,150,395     35,198,470
                                                                          -----------    -----------
                                                                           36,077,433     40,463,731
                                                                          ===========    ===========

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

                                              SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                            PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                            DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                2005           2004           2005           2004
                                                 $              $              $              $
                                            ------------   ------------   ------------   ------------
REVENUES
Management fees [note 10]                        239,930             --        157,840             --
Licensing fees                                    65,622         43,748         32,811         32,811
                                            ------------   ------------   ------------   ------------
                                                 305,552         43,748        190,651         32,811
                                            ------------   ------------   ------------   ------------
EXPENSES
Research and development [note 6]              3,817,133      1,914,669      2,337,439      1,155,817
General and administrative                     1,446,744      1,389,807        754,431        788,863
Amortization                                   4,199,983      4,174,301      2,189,652      2,016,722
Foreign exchange loss (gain)                     (64,256)        10,216        (48,367)         7,149
Loss on disposal of capital assets                 6,081             --          2,112             --
                                            ------------   ------------   ------------   ------------
                                               9,405,685      7,488,993      5,235,267      3,968,551
                                            ------------   ------------   ------------   ------------
Loss before the following                     (9,100,133)    (7,445,245)    (5,044,616)    (3,935,740)
Interest income, net                             180,476        243,430         86,692        138,925
Equity loss in affiliate [note 10]              (345,683)       (38,153)      (183,315)       (38,153)
Losses of company transferred under
   contractual arrangement [note 11]            (364,920)       (57,849)      (166,733)       (57,849)
                                            ------------   ------------   ------------   ------------
Loss before income taxes                      (9,630,260)    (7,297,817)    (5,307,972)    (3,892,817)
Recovery of future income taxes                       --      1,094,335             --        232,776
                                            ------------   ------------   ------------   ------------
NET LOSS FOR THE PERIOD                       (9,630,260)    (6,203,482)    (5,307,972)    (3,660,041)
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD,
   AS ORIGINALLY STATED                      (46,486,090)   (32,217,802)   (50,808,378)   (34,806,423)
Adjustment for change in accounting
   policy related to stock-based
   compensation [note 4]                              --        (45,180)            --             --
                                            ------------   ------------   ------------   ------------
DEFICIT, BEGINNING OF PERIOD, AS RESTATED    (46,486,090)   (32,262,982)   (50,808,378)   (34,806,423)
                                            ------------   ------------   ------------   ------------
DEFICIT, END OF PERIOD                       (56,116,350)   (38,466,464)   (56,116,350)   (38,466,464)
                                            ============   ============   ============   ============
BASIC AND FULLY DILUTED NET LOSS PER
   COMMON SHARE [note 13[b]]                $      (0.08)  $      (0.06)  $      (0.04)  $      (0.03)
                                            ============   ============   ============   ============

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                              SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                            PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                            DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                2005           2004           2005           2004
                                                 $              $              $              $
                                            ------------   ------------   ------------   ------------
OPERATING ACTIVITIES
Net loss for the period                      (9,630,260)    (6,203,482)    (5,307,972)    (3,660,041)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                            261,790         59,308        235,088      1,996,845
      technology                              4,083,254      4,142,911      2,086,408         36,117
      other assets                               23,332             --         23,332             --
      deferred charges                            4,416             --          2,208             --
      leasehold inducement                           --         (7,810)            --         (6,885)
   Acquisition of leasehold inducement           51,444             --         25,722             --
   Write-off of research inventory               15,422         46,626             --         46,626
   Recovery of income taxes - future                 --     (1,094,335)            --       (232,776)
   Stock-based compensation expense             116,523        239,744         73,953        198,800
   Equity loss in affiliate [note 10]           345,683         38,153        183,315         38,153
   Losses of company transferred under
      contractual arrangement [note 11]         364,920         57,849        166,733         57,849
   Loss on disposal of capital assets             6,081             --          2,112             --
   Investment in ENI                           (239,930)            --       (157,840)            --
   Foreign exchange gain                        (37,465)            --        (37,465)            --
                                            -----------    -----------    -----------    -----------
                                             (4,634,790)    (2,721,036)    (2,704,406)    (1,525,312)
Net change in operating assets
   and liabilities [note 14]                   (865,362)    (2,188,236)       136,831     (2,700,868)
                                            -----------    -----------    -----------    -----------
CASH USED IN OPERATING ACTIVITIES            (5,500,152)    (4,909,272)    (2,567,575)    (4,226,180)
                                            -----------    -----------    -----------    -----------
INVESTING ACTIVITIES
Maturity of short-term investments           14,000,748             --             --             --
Acquisition of Protana assets                (3,109,756)            --     (3,109,756)            --
Investment in ENI [note 10]                    (381,062)    (1,096,292)      (381,062)    (1,096,292)
Purchase of capital assets                      (85,120)      (103,666)        17,471       (101,247)
Proceeds on disposal of capital assets            3,433             --            421             --
Net cash received from contractual
   arrangement [note 11]                        475,000        254,996             --        254,996
                                            -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                      10,903,243       (944,962)    (3,472,926)      (942,543)
                                            -----------    -----------    -----------    -----------
FINANCING ACTIVITIES
Repayment of long-term debt                    (242,673)            --       (242,673)            --
Repayment of obligation under
   capital leases                                (8,344)        (9,276)        (8,344)        (8,517)
Proceeds from issuance of common
   shares, net [note 13[b]]                       8,016     10,181,672          8,016      3,769,646
Deferred costs paid                             (62,927)            --        (62,927)            --
                                            -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                        (305,928)    10,172,396       (305,928)     3,761,129
                                            -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS DURING THE PERIOD         5,097,163      4,318,162     (6,346,429)    (1,407,594)
Cash and cash equivalents, beginning
   of period                                  6,598,221     17,641,155     18,041,813     23,366,911
                                            -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END
   OF PERIOD                                 11,695,384     21,959,317     11,695,384     21,959,317
                                            ===========    ===========    ===========    ===========

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. ["Transition" or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, multiple sclerosis, hepatitis C and Alzheimer's disease.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2005 annual audited consolidated financial statements.

These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2005 except for the accounting policy discussed in note 2.

2. ACCOUNTING POLICY

OTHER ASSETS

Other assets consist of workforce and patents.. Workforce has been recorded at cost and is being amortized on a straight line basis over 5 years. Once patent applications have been approved, patent costs will be amortized over the estimated useful life of the patents, which is 5 years.

3. ACQUISITION OF ASSETS FROM PROTANA INC.

Effective November 1, 2005, the Company purchased certain assets of Protana Inc. ("Protana"), a private company.

Under the terms of the agreement, the Company has purchased assets of Protana in exchange for approximately $3.1 million cash, assumption of approximately $3.0 million long-term debt [US $2,543,372], and 2.0 million common shares valued at $1.46 million based on the weighted average closing share price for the period beginning three days prior to the transaction date of November 1, 2005 and ending three days thereafter.

Total consideration for the purchased assets of Protana, including acquisition costs, has been allocated to the estimated fair values on the date of acquisition as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3. ACQUISITION OF ASSETS FROM PROTANA INC. (continued)

                                                              $
                                                          ---------
ASSETS ACQUIRED
Prepaid contracts and agreements                             15,450
Prepaid rent                                                 32,000
Assets held for sale [i]                                  3,119,347
Laboratory equipment                                      1,419,637
Computer equipment                                          436,607
Furniture                                                    13,707
Technology                                                2,686,888
Patents [note 9]                                            382,962
Workforce [note 9]                                          700,000
                                                          ---------
                                                          8,806,598
LESS LIABILITIES ASSUMED
Long-term debt                                            3,001,433
Due to specified creditors                                1,206,570
Commissions payable                                          31,193
                                                          ---------
NET ASSETS ACQUIRED                                       4,567,402
                                                          ---------
CONSIDERATION GIVEN
Cash paid                                                 3,109,756
Common shares, net of share issuance costs [note 13[b]]   1,457,646
                                                          ---------
                                                          4,567,402
                                                          =========

[i] Management has determined that some of the assets purchased are not consistent with the Company's corporate strategy and has decided to sell these assets. Under the terms of the agreement, the net proceeds received from the sale of the assets will be split equally with a group of specified creditors. Management anticipates that these assets will be sold within the next twelve months and, accordingly, they are disclosed as held for sale.

The allocation of the purchase price has not yet been finalized.

4. STOCK BASED COMPENSATION PLANS

In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which will result in the fair value method of accounting being used for all stock-based compensation. The standard has been applied on a retroactive basis. During the three-month period ended September 30, 2004, the cumulative impact of stock-based compensation for the fiscal years ended June 30, 2004 and 2003 was recognized in the audited consolidated financial statements as an adjustment to opening deficit. The impact of the adoption was a one time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

5. CASH AND CASH EQUIVALENTS

Substantially all of the Company's cash equivalents are invested in short-term investment funds that invest in commercial paper and short-term debt with a rating of R-1 or higher. The annualized rate of return on these funds for the three-month period ended December 31, 2005 was 3.0% [June 30, 2005 - 2.32%].


19


6. INVESTMENT TAX CREDITS

For the six-month period ended December 31, 2005, investment tax credits of $175,000 [six-month period ended December 31, 2004 - $90,000] and for the three-month period ended December 31, 2005, $120,000 [the three-month period ended December 31, 2004 - $20,000] was recorded as a reduction of research and development expenses.

7. CAPITAL ASSETS

Capital assets consist of the following:

                                           DECEMBER 31, 2005
                                 ------------------------------------
                                              ACCUMULATED    NET BOOK
                                    COST     AMORTIZATION     VALUE
                                     $             $            $
                                 ---------   ------------   ---------
Computer equipment                 576,430      141,477       434,953
Office equipment and furniture     252,514      104,496       148,018
Laboratory equipment             1,945,290      429,769     1,515,521
Leasehold improvements              97,566       59,125        38,441
                                 ---------      -------     ---------
                                 2,871,800      734,867     2,136,933
                                 =========      =======     =========

                                           June 30, 2005
                                 ---------------------------------
                                            Accumulated   Net book
                                   Cost    amortization    value
                                    $            $           $
                                 -------   ------------   --------
Computer equipment               151,024      101,007       50,017
Office equipment and furniture   237,451       98,579      138,872
Laboratory equipment             525,654      261,377      264,277
Leasehold improvements            58,139       58,139           --
                                 -------      -------      -------
                                 972,268      519,102      453,166
                                 =======      =======      =======

Included in the value of computer equipment and office equipment and furniture at December 31, 2005 is equipment under capital lease with a cost of $99,934 [June 30, 2005 - $113,434] and accumulated amortization of $35,864 [June 30, 2005 - $37,821].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

8. TECHNOLOGY

Technology consists of the following:

                                                 DECEMBER 31, 2005
                                      --------------------------------------
                                                    ACCUMULATED    NET BOOK
                                         COST      AMORTIZATION      VALUE
                                          $              $             $
                                      ----------   ------------   ----------
Acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")   39,799,917    31,508,267     8,291,650
Acquired from Biogenesys, Inc.           137,000       111,879        25,121
Acquired from Protana  [note 3]        2,686,888        89,563     2,597,325
                                      ----------    ----------    ----------
                                      42,623,805    31,709,709    10,914,096
                                      ==========    ==========    ==========

                                                  June 30, 2005
                                     --------------------------------------
                                                   Accumulated    Net book
                                        Cost      amortization      value
                                          $             $             $
                                     ----------   ------------   ----------
Acquired on acquisition of Waratah   39,799,917    27,528,275    12,271,642
Acquired from Biogenesys, Inc.          137,000        98,179        38,821
                                     ----------    ----------    ----------
                                     39,936,917    27,626,454    12,310,463
                                     ==========    ==========    ==========


                                                                              20

8. TECHNOLOGY (continued)

The amortization to be taken on the technology by fiscal year is as follows:

                  $
             ----------
2006          4,262,380
2007          4,860,457
2008            537,378
2009            537,378
2010            537,378
Thereafter      179,125
             ----------
             10,914,096
             ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9. OTHER ASSETS

Other assets consist of the following:

                                            DECEMBER 31, 2005
                                  ------------------------------------
                                               ACCUMULATED    NET BOOK
                                     COST     AMORTIZATION     VALUE
                                      $             $            $
                                  ---------   ------------   ---------
Workforce acquired from Protana
   [note 3]                         700,000      23,333        676,667
Patent costs [note 3]               382,962          --        382,962
                                  ---------      ------      ---------
                                  1,082,962      23,333      1,059,629
                                  =========      ======      =========

10. INVESTMENT IN ELLIPSIS NEUROTHERAPEUTICS INC. ["ENI"]

The following table shows the changes in the Company's investment in ENI during the period from November 4, 2004 until December 31, 2005:

                                                                  $
                                                              ---------
INVESTMENT IN ENI NOVEMBER 4, 2004                            2,305,192
Equity loss in affiliate for the period ended June 30, 2005    (183,626)
                                                              ---------
INVESTMENT IN ENI AT JUNE 30, 2005                            2,121,566
Additional shares acquired                                      381,062
Management fee revenue                                          239,930
Equity loss in affiliate                                       (345,683)
Reduction in guaranteed share value obligation                  (42,900)
                                                              ---------
INVESTMENT IN ENI AT DECEMBER 31, 2005 [NOTE 18]              2,353,975
                                                              =========

Effective November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Under the terms of the agreement, the Company received 2,400,000 ENI common shares, in exchange for [i] 884,956 common shares of the Company [the "Acquired Shares"], [ii] $1,000,000 in cash, and [iii] 4,000,000 exchange rights [the "Exchange Rights"]. Each Exchange Right allowed the holder to convert one ENI common share into 0.8264 common shares of the Company, until they expired on February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired


21


10. INVESTMENT IN ENI (continued)

Shares and the fair market value of the Acquired Shares retained [at this time] by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation the Company has assigned a nominal value to the shares issued and has recorded a liability, net of the Company's interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

In addition, through leading the development of the ENI products, the Company will also have the potential to earn up to 1,600,000 ENI common shares, over the 24-month period ending November 4, 2006, through the achievement of milestones During the first quarter of fiscal 2006, Transition increased its interest in ENI to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the three-month period ended December 31, 2005, the Company met the second milestone and earned 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%.

Subsequent to December 31, 2005, the Company acquired an additional 1,500,000 common shares of ENI resulting from the exercise of 1,500,000 Exchange Rights, further increasing its interest in ENI to 33.2%.

11. ASSETS AND LIABILITIES TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction has not been recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT have not been transferred to the purchaser under the terms of the share purchase agreement. In addition, the Company does not anticipate that the transaction will qualify for sale accounting within the next twelve months. Therefore, the Company has not reclassified the assets and liabilities of SCT as held for sale at December 31, 2005, but has reclassified the assets and liabilities as transferred under a contractual arrangement. In the future, if circumstances change such that a transfer of the risks and rewards to the purchaser is expected within the next twelve months, the Company will reclassify SCT's assets and liabilities as held for sale at that time.

During the three-month period ended September 30, 2005, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

SCT incurred losses of $166,733 during the three-month period ended December 31, 2005 which have been recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement. Total SCT losses to date are $971,163.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


The following table shows the changes in the Company's interest in the net assets of SCT during the period from October 4, 2004 to December 31, 2005:

                                                                              22

11. ASSETS AND LIABILITIES TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT (continued)

                                                  $
                                              ---------
NET ASSETS AT OCTOBER 4, 2004                 1,966,762
Payments received, net of disposition costs    (266,597)
Equity losses incurred                         (606,243)
                                              ---------
NET ASSETS AT JUNE 30, 2005                   1,093,922
Payments received                              (475,000)
Equity losses incurred                         (364,920)
                                              ---------
NET ASSETS AT DECEMBER 31, 2005                 254,002
                                              =========

12. LONG TERM DEBT

In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of $2,543,372 USD as at November 1, 2005.

The full amount of the indebtedness is secured by certain assets purchased from Protana. The Company is authorized to sell these assets and the full proceeds from the sale will be applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition payments are not subject to Prepayment Fees.

In addition to Disposition Payments, the Company may voluntarily prepay in full, but not in part, the entire principal amount of indebtedness outstanding as of the date of the prepayment. Prepayments are subject to prepayment fees. If the prepayment occurs prior to the first anniversary of the loan, the Company will be required to pay 5% of the then outstanding principal amount of the indebtedness. After the first anniversary date of the loan, the prepayment fee reduces to 2% of the outstanding principal balance. The terms of the loan are as follows:

                                                                 $
                                                             ---------
Oxford loan payable, interest at 9.41%, payable in monthly
   blended payments of US $121,283, secured by specified
   equipment, payable in full on September 1, 2007           2,721,295
Less: Amount due within one year                             1,500,195
                                                             ---------
                                                             1,221,100
                                                             =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13. SHARE CAPITAL

[A] AUTHORIZED

     At December 31, 2005, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[B] ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD

COMMON SHARES                                             #             $
-------------                                        -----------   ----------
BALANCE, JUNE 30, 2005                               120,096,077   77,254,351
Shares issued for purchased assets of Protana, net     2,000,000    1,457,646
Exercise of stock options                                 22,902       13,054
                                                     -----------   ----------
BALANCE, DECEMBER 31, 2005                           122,118,979   78,725,051
                                                     ===========   ==========

23


[B] ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD (continued)

     The weighted average number of common shares used in the computation of basic and fully diluted net loss per common share for the six-month period ended December 31, 2005 is 120,760,365[six-month period ended December 31, 2004 - 110,454,127] and for the three-month period ended December 31, 2005 is 121,425,151 [three-month period ended December 31, 2004 - 112,829,347].

     For the six-month period ended December 31, 2005 and the three-month period ended December 31, 2005, 719,174 [six-month period ended December 31, 2004
     - 749,969; three-month period ended December 31, 2004 - 719,174] contingently returnable common shares were excluded from the basic and fully diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

[C] SHARE PURCHASE WARRANTS AND AGENTS' WARRANTS

SHARE PURCHASE WARRANTS [i]                              #          $
---------------------------                          ---------   -------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2005
   AND DECEMBER 31, 2005                             1,384,615   486,615

[i] Each warrant entitles the holder to purchase one common share of the Company at a purchase price of $1.00. The maximum possible cash proceeds to the Company from the exercise of the share purchase warrants and the Agents' Warrants presently outstanding is $1,384,615. These warrants expire on February 24, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

[D] STOCK OPTIONS

STOCK OPTIONS                                       #           $
-------------                                  ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2005        4,098,162    743,628
Stock options issued                              570,000         --
Stock options exercised [i]                       (22,902)    (5,038)
Stock options expired [ii]                     (1,564,595)  (367,499)
Stock option expense                                   --    116,523
                                               ----------   --------
STOCK OPTIONS OUTSTANDING, DECEMBER 31, 2005    3,080,665    487,614
                                               ==========   ========

[i] Stock options totaling 22,902 were exercised during the six-month period ended December 31, 2005. These stock options had a recorded value of $5,038 and resulted in cash proceeds to the Company of $8,016.

[ii] Of the stock options that expired during the six-month period ended
     December 31, 2005, 583,331 were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of $367,499 was reclassified to contributed surplus when they expired.

[iii] The maximum possible cash proceeds to the Company from the exercise of the stock options presently outstanding are $3,383,825 [June 30, 2005 - $4,746,750].

[E] EXCHANGE RIGHTS

EXCHANGE RIGHTS                                  #          $
---------------                              ---------   -------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2005
   AND DECEMBER 31, 2005 [note 10]           4,000,000   388,000
                                             =========   =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                              SIX-MONTH      Six-month     THREE-MONTH    Three-month
                                            PERIOD ENDED   period ended   PERIOD ENDED   period ended
                                            DECEMBER 31,   December 31,   DECEMBER 31,   December 31,
                                                2005           2004           2005           2004
                                                 $               $              $             $
                                            ------------   ------------   ------------   ------------
Receivable from transfer agent                      --      (3,021,039)           --      (3,137,039)
Investment tax credits receivable             (175,000)         58,532      (125,000)         98,532
Receivables                                     60,457        (100,178)      (70,475)        (87,219)
Research inventory                             326,929      (1,012,247)      135,086      (1,046,989)
Prepaid expenses                              (543,464)        (82,976)     (253,420)        315,127
Deposits                                         6,729          14,214           (33)          6,428
Deferred charges                                    --        (129,456)           --           2,208
Accounts payable and accrued liabilities      (376,575)      1,237,250       582,300       1,264,137
Deferred revenue                              (164,438)      1,004,252      (131,627)        (32,811)
Provision for facility closure                      --        (156,588)           --         (83,242)
                                              --------      ----------      --------      ----------
                                              (865,362)     (2,188,236)      136,831      (2,700,868)
                                              ========      ==========      ========      ==========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                   49,346           4,018        49,341           3,428
                                              ========      ==========      ========      ==========

15. NON-CASH TRANSACTIONS

During the six-month period ended December 31, 2005, the Company entered into the following non-cash activities:

     [a] On November 1, 2005, the Company purchased assets of $8,806,598 from Protana for cash consideration of $3,109,756. The remaining consideration was non-cash and was comprised of the issuance of 2,000,000 common shares in the amount of $1,457,646 net of issuance costs, the assumption of long-term debt in the amount of $3,001,433 (US $2,543,372) and liabilities to specified creditors and other arm's-length parties totaling $1,237,763 [note 3].

     [b] Included in deferred charges at December 31, 2005 is $39,136 of deferred costs relating to the disposition of the assets held for sale, and $267,324 in deferred financing costs relating to the offering of 15,000,000 common shares as described in note 18. Of these amounts, $243,533 has not been paid and is included in accounts payable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

16. COMMITMENTS

At December 31, 2005, the Company is committed to aggregate expenditures of $163,973 [June 30, 2005 - $61,000] under its collaboration agreements. In addition, at December 31, 2005, the Company is committed to aggregate expenditures of approximately $5,147,587 [June 30, 2005 - $2,850,449] for clinical and toxicity studies to be completed during fiscal years 2006 and 2007 and approximately $45,195 [June 30, 2005 - $122,711] for manufacturing agreements.

17. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.


25



18. SUBSEQUENT EVENTS

[a] On January 4, 2006, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per common share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,041,706, resulting in net cash proceeds of $9,705,044.

[b] Under the terms of the ENI agreement, the Company issued 4,000,000 Exchange Rights which entitled certain ENI shareholders to convert one ENI common share into 0.8264 common shares of the Company, until they expired on February 4, 2006. On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. This increased the Company's ownership in ENI to 33.2%. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

19. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

101 College St., Suite 220
Toronto, ON M5G 1L7
416.260.7770 (T)
415.260.2886 (F)
info@transitiontherapeutics.com
www.transitiontherapeutics.com





33